EXHIBIT 21

Subsidiaries of United Community Banks, Inc.

Subsidiary	State of Organization

United Community Bank	Georgia

United Community Insurance Services, Inc.	Georgia

Brintech, Inc.	Florida

Union Holdings, Inc.	Nevada

Union Investments, Inc.	Nevada

United Community Mortgage Services, Inc.	Georgia

United Community Development Corporation	Georgia

UCB North Georgia Properties, Inc.	Georgia

UCB Metro Properties, Inc.	Georgia

UCB Coastal Properties, Inc.	Georgia

UCB Tennessee Properties, Inc.	Tennessee

United Community Capital Trust	Delaware

United Community Capital Trust II	Delaware

United Community Statutory Trust I	Connecticut

Southern Bancorp Capital Trust I	Delaware

United Community Risk Management Services, Inc.	Nevada